Mak Grgic (He/Him) • You
CEO at Notey Inc | Techstars '23 | Grammy-Nominated Classical ...
2w • Edited •

Notey Inc launches a WeFunder campaign!

Did you know that 90% of people who learn an instrument don't last more than a month? This worldwide problem is why team Notey has built Notey's World: a mobile music education game, powered by our proprietary ML audio engine, that users play using any instrument. And not only that––we can also customize and integrate any musical content into our game, totally personalized. We are what Guitar Hero should have been.

Our team is a Grammy-nominated, UX/UI award-winning team of professional touring musicians, music educators, developers and friends with experience in music teaching, performing, gaming, and AI. We are growing at a rate of 180% month over month, and we want to grow more. And, you can be a part of this growth. Come join the journey!

We want Notey's World to make a difference and are grateful to everyone for making it possible! More info on the campaign is available via the link below (or here: https://lnkd.in/dZN_z6-s). #invest #wefunder

Adithya Bellathur Andrew Hulin Shunt Balushian Jack Bailey Quoc Tran Peter Ragone Ernest Chow Tim Miklaucic Kevin Dowdell Jack Neil MD Cian Robinson Stephen Griesgraber Damjan Krajacic alexander Jones Janine O'Neill (she/her) rishi narang Techstars Washington DC Techstars Adam H. Phillips